787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

August 16, 2011

VIA EDGAR

Debbie Skeens

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Trust (the “Trust”)
File No. 811-07261
Preliminary Proxy Statement Filed on July 26, 2011

Dear Ms. Skeens:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that you provided in a telephone conversation with the undersigned on August 2, 2011.

For your convenience, the substance of those comments has been restated below in italicized text.  Defined terms, unless otherwise defined herein, have the meanings given them in the proxy statement.  The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:                                 Please confirm that all missing information will be included in the definitive proxy statement.

Response:                                                                The Registrant confirms that the definitive proxy statement will include all information that was missing from the preliminary proxy statement.

Comment No. 2:                                 Please include disclosure discussing the consequences for Qualified Plan participants if they do not elect to reinvest the amount invested in a Portfolio to another investment prior to the liquidation.

Response:                                                                The requested disclosure has been added.

Comment No. 3:                                 Please include the statement required by Item 14(b)(5) of Schedule 14A.

Response:                                                                The requested statement has been added.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 4:                                 Please define “Funds” when used in the context of the term “Credit Suisse Funds complex.”

Response:                                                                The word “Funds” has been lowercased and accordingly no longer indicates that it is a defined term.

Comment No. 5:                                 In the Q&A, consider disclosing who pays the costs of the liquidations other than brokerage expenses.

Response:                                                                The requested disclosure has been added.  The relevant disclosure has been revised to state as follows: “The reasonable, ordinary costs of the Special Meeting (including the cost of preparing, printing and mailing the enclosed proxy, accompanying notice and Proxy Statement and all other costs incurred in connection with the solicitation of proxies) will be paid entirely by Credit Suisse and/or its affiliates (and not by the Portfolios). However, each Portfolio will bear the transaction costs associated with the liquidation of its portfolio securities (i.e., commissions).”

Comment No. 6:                                 Please provide a more specific website address for the website address which contains the proxy materials.

Response:                                                                The requested revision has been made.

Comment No. 7:                                 Please revise the first sentence of the fourth paragraph under the section entitled “Approval of the Liquidation and Dissolution of the Portfolios — Consequences to Variable Contract Holders,” as it appears to be a run-on sentence.

Response:                                                                The requested revision has been made.

Comment No. 8:                                 Please add the term “Qualified” before the term “Plan” in the first sentence of the paragraph under the section entitled “Approval of the Liquidation and Dissolution of the Portfolios — Federal Income Tax Consequences.”

Response:                                                                The requested revision has been made.

Comment No. 9:                                 Please correct the spelling of the term “liquidation” in the paragraph under the section entitled “Approval of the Liquidation and Dissolution of the Portfolios — Conclusion.”

Response:                                                                The requested correction has been made.

Comment No. 10:                          Please clarify that shareholders living in the same householde may only elect to receive separate copies of shareholders reports, etc. if the Portfolios are not liquidated.

Response:                                                                The requested clarification has been made.

Comment No. 11:                          In the Voting Forms, please define the term “Policy.”

Response:                                                                The term “Policy” has been lowercased and accordingly no longer indicates that it is a defined term.

Comment No. 12:                          Please provide the Tandy representations.

Response:                                                                The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Rose DiMartino, Esq., Willkie Farr & Gallagher LLP
James Silk, Esq., Willkie Farr & Gallagher LLP